Mail Stop 6010
Via Facsimile and U.S. Mail

November 23, 2005

Mr. Michael D. DiCandilo
Chief Financial Officer
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087-5594

>   **Re: AmerisourceBergen Corporation**
>   **Form 10-K for September 30, 2004**
>   **Form 10-Q for June 30, 2005**
>   **File No. 1-16671**

Dear Mr. DiCandilo:

We have reviewed your response dated November 2, 2005 to our comment letter dated October 5, 2005 and have the following comments. In our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Critical Accounting Estimates

1.   With regard to your response to comment one, it does not appear that the disclosure for supplier reserves explains how the estimate has affected your results of operations for each period presented, and how the variability that is reasonably likely to result from application of this estimate may affect your future operations as required by Release 33-8350. Provide us expanded proposed disclosure that complies with Release 33-8350.

Financial Statements

2.   Your response to comment four did not explain the form of transactions where you act as an intermediary and shipments from the supplier directly to customers' warehouses or the rights and obligations of the parties involved as requested. It may be helpful to use a customer as a specific example. Explain if all sales to the customer are bulk deliveries. Explain why the customer does not buy directly from the manufacturer. If sales to the customer are both bulk and non-bulk, explain to us the difference. Tell us if the customer negotiates price directly with the manufacturer. Elaborate on your analysis of indicator three. From your disclosure it is our understanding that you make little or no profit on these sales. If true, it appears that indicator three would be weighed for net reporting. Also, if you have the ability to return to the manufacturer product returned to you as you indicate, it appears indicator two would also be weighed for net reporting.

3.   Provide the following information that was requested in our prior comment four: tell us (a) whether your customers have ever looked to the supplier for the acceptability of the products purchased, including, but not limited to, the quantify, quality, and/or return rights of purchased products, and (b) if not, what causes them to look to you for fulfillment in light of the fact that they appear to have some level of direct interaction with the supplier.

4.   You do not explain in response seven why you believe all pharmaceutical products are similar. We believe all pharmaceutical products are not similar and you should disaggregate revenues in order to comply with paragraph 37 of FAS 131. There may be various ways to disaggegate your revenues to comply with FAS 131. One way may be to disclosure revenue by therapeutic category.

5.   With regard to comment eight, please provide us in disclosure-type format your accounting policies under the arrangements with pharmaceutical manufacturers that would be appropriate in your accounting policy note to your financial statements. Please explain to us why you recognize amounts received from pharmaceutical manufacturers in cost of sales rather than as   revenue. Your disclosure indicates that these are fee for service arrangements. Provide us your analysis of the accounting literature on which you based your conclusion. .

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        Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant